news release

Extraordinary General Meeting on 25 January

Luxembourg, 7 January 2011 - ArcelorMittal wishes to remind its shareholders that a general meeting and an extraordinary general meeting have been convened for Tuesday January 25, 2011, at 2.00 p.m. local time at its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand-Duchy of Luxembourg.

The purpose of the meeting is primarily for the shareholders to deliberate on the spin-off of ArcelorMittal’s stainless and specialty steels business into APERAM, a newly created company.

Our shareholders are encouraged to participate and may obtain all relevant information and documents from www.arcelormittal.com under “Investors & Shareholders” – “Extraordinary General Meeting 25 January 2011”, by calling +352 4792 2652 or +00 800 4792 4792 (toll-free from the European Union and Switzerland only), by sending a fax to: +352 4792 2833, or by sending a request by e-mail at: privateinvestors@arcelormittal.com.